AH 9-12-02

02053300

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

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SEC FILE NUMBER
8- 52637

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Hill Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West Evergreen Avenue
(No. and Street)

Philadelphia, (City) PA (State) 19118 (Zip Code)

SEP 05 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Grant (215) 247-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantas, Ohliger, McGary & Quinn, P.C.
(Name — if individual, state last, first, middle name)

660 American Avenue, Suite 101 (Address) King of Prussia, (City) PA (State) 19406 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan A. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Hill Capital, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

NOTARIAL SEAL
JOANNE L. ZAGORSKI, Notary Public
Yardley Boro., Bucks County
My Commission Expires Nov. 23, 2004

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
X Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
__ (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE HILL

Capital and Management for Advanced Industrial Technologies

September 4, 2002

SEC
Judiciary Plaza
450 5th Street, N.W.
Washington, DC 20549

SEC
The Curtis Center, Suite 1120E
601 Walnut Street
Philadelphia, PA 19106

Ms. Sherry Lawrence
NASD Regulation, Inc./System Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

Mr. Dino Viggiani
NASD Regulation, Inc. District 9
11 Penn Center, Suite 1900
1835 Market Street
Philadelphia, PA 19103

SEC MAIL PROCESSING
RECEIVED
SEP 05 2002
WASH, D.C. 165 SECTION

Re: Blue Hill Capital, Inc. – CRD Number 104173
Audited Financial Statements for Year Ended June 30, 2002

The audited financial statements for the referenced company were sent to each of you via Federal Express on August 28, 2002. The facing page that accompanied each copy was signed by Alan Grant and notarized. However, since Mr. Grant was traveling last week, he had to fax the page to me to forward with the financial statements. Mr. Ralph Heil of the Philadelphia office advised me that the fax copies would not be acceptable and that we should forward signed and notarized originals as soon as possible following Mr. Grant's return.

The required signed original facing pages are enclosed herewith. Please let us know if you have any questions or require additional information.

Yours truly,

Joanne Zagorski

Joanne Zagorski
Office Manager

BLUE HILL CAPITAL, INC.

40 West Evergreen Avenue • Philadelphia, PA 19118 • (215) 247 2400 • Fax: (215) 248 2381 • www.bluehillholdings.com
Blue Hill Capital is an NASD Member Firm